EXHIBIT 99.1

Hydrogenics Announces Election of Directors

MISSISSAUGA, Ontario, May 12, 2016 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that all of the nominees listed in the Management Proxy Circular dated March 21, 2016 were elected as directors of Hydrogenics Corporation at the Company’s Annual General Meeting held on May 11, 2016 in Mississauga, Ontario, Canada.

Each of the directors were elected by a majority of the votes cast by shareholders present or represented by proxy.  Management received the following proxies from shareholders regarding the election of the nominated directors:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas Alexander	4,399,905	95.96	185,387	4.04
Michael Cardiff	4,550,352	99.24	34,940	0.76
Joseph Cargnelli	4,552,743	99.29	32,549	0.71
Sara Elford	4,553,479	99.31	31,813	0.69
David Ferguson	4,550,006	99.23	35,286	0.77
Donald Lowry	4,399,582	95.95	185,710	4.05

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

Hydrogenics Contacts:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com